EXHIBIT 99.4

THIRD AMENDMENT

TO THE

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (FINDLAY)

(as amended and restated effective as of January 1, 2015)

Pursuant to the power of amendment reserved to Cooper Tire & Rubber Company (the “Company”) under the terms of Section 10.1 of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (as amended and restated effective as of January 1, 2015) (the “Plan”), the Plan is amended as provided herein.

WITNESSETH

WHEREAS, the Compensation Committee desires to amend the Plan to provide that any cash dividends paid on Cooper Tire Securities on or after January 1, 2019 will be invested in the same manner provided under the Plan for the investment of Contributions to the Plan; and

WHEREAS, the Compensation Committee has reviewed this Third Amendment, and has approved its adoption by an officer of the Company.

NOW THEREFORE, Subsection (e) of Section 5.2 of the Plan is amended and restated to read as follows:

(e)    Dividends on Cooper Tire Securities held in the Account of a Participant, Beneficiary or Alternate Payee will be administered as follows:

(i)    Stock Dividend. In the event of any stock dividend or any stock split, such dividend or split shall be credited to the Accounts based on the number of shares of Cooper Tire Securities credited to each Account as of the payable date of such dividend or split.

(ii)    Cash Dividends.

(A)    Paid Before January 1, 2019. Cash dividends paid on shares of Cooper Tire Securities credited to an Account as of the record date of such dividend and paid prior to January 1, 2019 will be either: (A) added to the balance of the Account and reinvested in Cooper Tire Securities; or (B) paid to the Participant, Beneficiary or Alternate Payee if so elected under the procedures outlined in this paragraph. An election hereunder must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Plan Administrator. In the absence of an affirmative election, any cash dividends will be added to the Account and reinvested in Cooper Tire Securities. To the extent so prescribed by the Plan Administrator, an election hereunder will be

“evergreen” – that is, it will continue to apply until changed by the Participant, Beneficiary or Alternate Payee.

(B)    Paid on or After January 1, 2019. Cash dividends paid on shares of Cooper Tire Securities credited to an Account as of the record date of such dividend, and paid on or after January 1, 2019, are not invested under paragraph (A), but will be invested in the same manner provided under Section 5.1 for the investment of Contributions to the Plan.

IN WITNESS WHEREOF, Cooper Tire & Rubber Company has caused this Third Amendment to the Plan to be executed this 25th day of October, 2018.

COOPER TIRE & RUBBER COMPANY

By:	/s/ John J. Bollman

Title:	Senior Vice President and

Chief Human Resources Officer